Shayne Kennedy Direct Dial: 714.755.8181 shayne.kennedy@lw.com	650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com

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September 21, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Reynolds; Michael Killoy; Brigitte Lippmann

Re:	Guardant Health, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 18, 2018 File No. 333-227206
Ladies and Gentlemen:
On behalf of our client Guardant Health, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.
Amendment No. 2 reflects certain revisions to the Registration Statement on Form S-1 filed with the Commission on September 18, 2018 (the “Prior Filing”), in response to the comment letter from the staff of the Commission (the “Staff”) to Helmy Eltoukhy, the Company’s Chief Executive Officer, dated September 21, 2018. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 2, marked to show changes against the Prior Filing, in the traditional non-EDGAR format.
The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Registration Statement.

September 21, 2018

Provisions in our corporate charter documents and under Delaware law…., page 54
Amended and restated certificate of incorporation and amended and restated bylaws, page 167

1.
We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 55 and 169 of Amendment No. 2.

2.
We note that in the tenth clause of your amended and restated certificate of incorporation filed as exhibit 3.2, you include a proviso for subject matter jurisdiction in the exclusive state forum provision. Please describe this proviso in the filing.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 54 and 169 of Amendment No. 2.
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September 21, 2018

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Shayne Kennedy Shayne Kennedy of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Helmy Eltoukhy, Co-Founder and Chief Executive Officer, Guardant Health, Inc.
Michael Wiley, Chief Legal Officer, Guardant Health, Inc.
Charles K. Ruck, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Charles S. Kim, Cooley LLP
David Peinsipp, Cooley LLP
Andrew S. Williamson, Cooley LLP